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                                                                       EXHIBIT 2

FOR IMMEDIATE RELEASE:


             EXTREME NETWORKS ESTABLISHES STOCKHOLDER RIGHTS PLAN

SANTA CLARA, Calif. - April 27, 2001 - Extreme Networks, Inc. (Nasdaq: EXTR) announced today that its Board of Directors has adopted a Stockholder Rights Plan. Under the plan, Rights will be distributed as a dividend at the rate of one Right for each share of the company's common stock held by stockholders of record as of the close of business on May 14, 2001.

The Rights Plan is designed to prevent an acquirer from gaining control of Extreme Networks without offering a fair and adequate price and terms to all of Extreme Networks' stockholders. The Rights Plan is intended to increase Extreme Networks' ability to negotiate with potential acquiring companies to maximize stockholder value and is not intended to interfere with takeover offers or other strategic alternatives that the company's Board of Directors believes are in the stockholders' best interests.

The Rights Plan was not adopted in response to any attempt to acquire the company. Under the plan, each Right will entitle stockholders to purchase a fractional share of the company's preferred stock for $150.00. Each such fractional share of the new preferred stock has terms designed to make it substantially the economic equivalent of one share of common stock. Initially, the Rights will not be exercisable and will trade with the company's common stock. Generally, the Rights may become exercisable if a person or group acquires beneficial ownership of 15 percent or more of Extreme Networks' common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15 percent or more of Extreme Networks' common stock. When the Rights become exercisable, the Board of Directors has the right to authorize the issuance of one share of Extreme Networks common stock in exchange for each Right that is then exercisable.
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Further details of the Rights Plan are outlined in a letter that will be mailed to stockholders as of the record date. Additionally, a copy of the Rights Plan will be filed shortly with the Securities and Exchange Commission.

About Extreme Networks
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Extreme Networks, Inc. delivers a simplified approach for building networks based on its corporate vision of Ethernet Everywhere(R) networks. The company's family of BlackDiamond(R), Alpine(TM), and Summit(R) switching solutions incorporate a unique combination of ExtremeWare(R) management software and an ASIC-based common architecture to provide Global 2000 enterprises, telecommunications companies, Internet Service Providers and content providers with the ability to increase the flow of information and accommodate future network growth.

Headquartered in Santa Clara, Calif., Extreme Networks was listed as the "Fastest Growing Company in Silicon Valley" based on three-year revenue growth by the San Jose and Silicon Valley Business Journal. For more information, visit www.extremenetworks.com.
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Extreme Networks, ExtremeWare, BlackDiamond, Summit and Ethernet Everywhere are
registered trademarks of Extreme Networks, Inc., and Alpine is a trademark of Extreme Networks, Inc., in the United States and other countries.